SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Chinese Manufacturers Online Corp.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

115 Route 46 West, Suite B-12
Mountain Lakes, NJ 07046
(973) 299-9888
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Guoyou Lin

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
100,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of 4308, Inc., a Delaware corporation, with its principal place of business located at The telephone number is  and the fax number is

This Schedule 13D relates the Stock Purchase Agreement between Michael Raleigh and Tyrol Tang pursuant to which all of the outstanding common shares of the Issuer were purchased by Tyrol Tang (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

The name  of the person filing this statement is Guoyou Lin.  Hereinafter sometimes referred to as the “Reporting Person.” Mr. Lin, age 43, has been devoting himself to promoting and developing Chinese manufacturing for 3 years.  Prior to joining 4308, Inc., Mr. Lin spent many years in the business of food packaging at Chang Lian Enterprise Ltd. in Shenzhen, China from 1997 to 2003.  In 2004, Mr. Lin established Shenzhen China Makers Information Technology Co., Ltd. Located in Shenzhen, China, this company is to promote the information development and globalization of Chinese manufacturers.  In 2004, Mr. Lin founded the Association of Chinese Manufacturer, a non profit organization, serving Chinese manufactures through uniformed database and related services.  Mr. Lin earned is pursuing MBA degree program at Beijing People University starting from 2005

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase all of the outstanding shares pursuant to the Agreement was $32,500.  The source of funds was the private funds of Guoyou Lin.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was a private sale by the existing sole shareholder of the Issuer.  The purpose of the Agreement was for the Reporting Person to acquire all of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 100,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Michael Raleigh and Guoyou Lin was filed pursuant to a Current Report on Form 8-K filed with the SEC on July 6, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2007                                                                  Signature:

/s/ Guoyou Lin
Guoyou Lin